Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

Certificate of Merger

Dear Sir or Madam:

Attached please find a Certificate of Merger form to be filed in accordance with the General Corporation Law and the Limited Liability Company Act of the State of Delaware. The fee to file the Certificate of Merger is a minimum of $439.00 ($239.00 corporation fee and $200.00 limited liability company fee) if your document is more than 1 page, please include $9.00 for each additional page. You will receive a stamped "Filed" copy of your submitted document. A certified copy may be requested for an additional $50. Expedited services are available. Please contact our office concerning these fees.

Contact our Franchise Tax Section concerning taxes due on any Delaware entities merging out of existence. A check for the tax payment and the filing/assessment fee must accompany the Certificate for filing. Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC LIMITED LIABILITY COMPANY
INTO A
DOMESTIC CORPORATION

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law and Title 6, Section 18-209 of the Delaware Limited Liability Company Act, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the surviving corporation is Fonon Corporation, a Delaware Corporation, and the name of the limited liability company being merged into this surviving corporation is Applied Photonics, LLC.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the surviving corporation and the merging limited liability company.

THIRD: The name of the surviving corporation is Fonon Corporation.

FOURTH: The merger is to become effective on October 14, 2015.

FIFTH: The Agreement of Merger is on file at 400 Rinehart Road #1000, Lake Mary, FL 32746, the place of business of the surviving corporation.

SIXTH: A copy of the Agreement of Merger will be furnished by the corporation on request, without cost, to any stockholder of any constituent corporation or member of any constituent limited liability company.

SEVENTH: The Certificate of Incorporation of the surviving corporation shall be it's Certificate of Incorporation

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by an authorized officer, the 13th day of October, A.D., 2015.

By: /s/ Dmitriy Nikitin
Authorized Officer

Name: Dmitriy Nikitin
Print or Type

Title: President and CEO